June 27, 2025

Huajian Xu
Chief Executive Officer
LOBO EV Technologies Ltd.
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People   s Republic of China, 214111

       Re: LOBO EV Technologies Ltd.
           Annual Report on Form 20-F for the Fiscal Year Ended December 31,
2024
           Filed April 28, 2025
           File No. 001-41981
Dear Huajian Xu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2024
Item 15. Controls and Procedures, page 80

1. We note you have disclosed under this heading that controls and procedures are not required. Please revise to include the disclosures required by Item 15(a), Disclosure
       Controls and Procedures, and Item 15(b)(1) through (b)(3), Management's Annual
       Report on Internal Control over Financial Reporting, pursuant to the Form 20-F. As an emerging growth company, you are not required to comply with Item 15(b)(4) and
       Item 15(c) of the Form 20-F with respect to an attestation report on internal control over financial reporting by your registered public accounting firm. Please also provide the disclosures required by Item 15(d) of the Form 20-F. Refer to Instruction 1 to Item
       15 of the Form 20-F, where compliance with paragraphs (b) and (c) were not required in the first fiscal year you were required to file an annual report, or the transition period, but are are required to comply in the second annual reporting year (i.e., your fiscal year ended December 31, 2024). Please amend your December 31, 2024 Form
 June 27, 2025
Page 2

       20-F in its entirety to comply, including providing updated Exhibit 12 &
13
       Certifications from the CEO and CFO. In addition, the Exhibit 12 Certifications should include all disclosures for paragraph 4, as we note you currently have omitted the paragraph 4(b) required language. We refer you to the Staff's Compliance
       & Disclosure Interpretations ("C&DIs") of Regulation S-K, section
246.13.

2. We further note from Risk Factors, page 2, that you identified two material weaknesses in internal control over financial reporting. Your revised disclosures under Item 15 should also discuss these material weaknesses and any remediation actions or plans you have implemented to address the material weaknesses. Please be advised we would anticipate both your conclusions, under Item 15 of the Form 20-F, of disclosure controls and procedures and internal control over financial reporting as of December 31, 2024 to be concluded as not effective due to the material weaknesses. Refer to Section II.B.3(c) of SEC Release No. 33-8238.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Beverly Singleton at 202-551-3328 or Melissa Gilmore at 202-551-
3777 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing